Mail Stop 4561

July 15, 2008

Charles A. Jett, Jr.
Chairman of the Board, President
  and Chief Executive Officer
Emageon Inc.
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242

        Re: **Emageon Inc.**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed on May 15, 2008
              File No. 000-51149

Dear Mr. Jett:

        We have completed our review of your revised filing and have no further comments at this time.

        Please contact me at (202) 551-3503 with any questions. If you require further assistance you may contact Barbara C. Jacobs at (202) 551-3735.

                      Sincerely,

                      David L. Orlic
                      Special Counsel

cc: <u>Via facsimile: (404) 541-3402</u>
          David A. Stockton, Esq.
          Kilpatrick Stockton LLP